THE MINTZ FRAADE LAW FIRM, P.C.

COUNSELORS AT LAW

217 MADISON AVENUE

NEW YORK, NEW YORK 10016

TELEPHONE	OF COUNSEL
(212) 486-2500	EDWARD C. KRAMER
_______	ARTHUR L. PORTER, JR.
JON M. PROBSTEIN
TELECOPIER	SEYMOUR REITKNECHT
(212) 486-0701	I. FREDERICK SHOTKIN
JOSEPH J. TOMASEK

February 22, 2016

Filed as Edgar Correspondence

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Legal Branch Chief

Re:	Nostalgia Family Brands, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed August 13, 2015 File No. 333-206332

Dear Sir/Madam:

We represent Nostalgia Family Brands, Inc. (the "Company"). Reference is made to the filing of the Form S-1 on Thursday, February, 18, which included a request for acceleration. As per the request of the Commission Staff, the Company hereby withdraws its request for acceleration in order to allow the Staff sufficient time to review the filing.

Very truly yours,

The Mintz Fraade Law Firm, P.C.

By:	/s/ Alan P. Fraade
Alan P. Fraade